FCP INSIGHT, INC.

FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021

FCP INSIGHT, INC.

TABLE OF CONTENTS



GEDDES CHUCKA PLLC

CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management
FCP Insight, Inc.
Lynnwood, Washington

We have reviewed the accompanying financial statements of FCP Insight, Inc. (a Corporation), which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Managements' Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of FCP Insight, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Basis for Qualified Conclusion

As detailed in Note 1 of the financial statements, management has chosen not to consolidate Absco Alarms, Inc., as prescribed by generally accepted accounting principles in the United States of America. The impact of this departure from standard accounting principles on the financial position, operational results, and cash flows has not yet been evaluated. FCP is held at ownership percentages of 16.7% and 14.8% by Absco Alarms Inc. ("Absco"). Its 71.6% and 75.9% is under common ownership with Absco at December 31, 2022 and 2021, respectively.

INDEPENDENT ACCOUNTANTS' REVIEW REPORT (CONTINUED)

Qualified Conclusion

Based on our review, except for the effect of the matter described in the Basis for Qualified Conclusion paragraph, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Geddes Chucka PLLC

GEDDES CHUCKA, PLLC
Bellevue, Washington

September 8, 2023

FCP INSIGHT, INC.

BALANCE SHEETS
DECEMBER 31, 2022 AND 2021

	2022	2021
ASSETS		
CURRENT ASSETS		
Cash	132,089	$ 24,921
Accounts receivable	551	1,102
Prepaid expense	4,444	-
TOTAL CURRENT ASSETS	137,084	26,023
DUE FROM RELATED PARTIES	-	151,973
PROPERTY AND EQUIPMENT		
Website	11,201	11,201
Less accumulated depreciation	(11,201)	(10,593)
NET PROPERTY AND EQUIPMENT	-	608
OTHER ASSETS		
Software development costs, net of accumulated amortization of $190,229 and $70,541, respectively	383,357	142,045
Deferred taxes, net of valuation allowance of $308,600 and $202,900, respectively	-	-
TOTAL OTHER ASSETS	383,357	142,045
TOTAL ASSETS	520,442	$ 320,649

FCP INSIGHT, INC.

BALANCE SHEETS (Continued)
DECEMBER 31, 2022 AND 2021

	2022	2021
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ -	$ 77,839
Accrued liabilities	154	154
DUE TO RELATED PARTIES	31,141	5,841
TOTAL CURRENT LIABILITIES	31,295	83,834
LONG TERM LIABILITIES		
Deferred taxes	80,300	-
TOTAL LONG TERM LIABILITIES	80,300	-
TOTAL LIABILITIES	111,595	83,834
STOCKHOLDERS' EQUITY		
Common stock, 3,342,650 shares issued and outstanding and 3,092,650 shares issued and outstanding, respectively	1,575,031	1,075,031
Accumulated deficit	(1,166,184)	(838,216)
TOTAL STOCKHOLDERS' EQUITY	408,847	236,815
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 520,442	$ 320,649

FCP INSIGHT, INC.

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	Percent of Revenue	2021	Percent of Revenue
REVENUE	$ 6,000	100.00	$ 6,000	100.00
OPERATING EXPENSES	253,668	4,227.80	156,502	2,608.36
LOSS FROM OPERATIONS	(247,668)	(4,127.80)	(150,502)	(2,508.36)
OTHER EXPENSE				
Interest expense	-	-	27,458	457.64
TOTAL OTHER EXPENSE	-	-	27,458	457.64
LOSS BEFORE INCOME TAXES	(247,668)	(4,127.80)	(177,960)	(2,966.00)
INCOME TAX EXPENSE				
Deferred taxes	80,300	1,338.33	-	-
TOTAL INCOME TAX EXPENSE	80,300	1,338.33	-	-
NET LOSS	$ (327,968)	(5,466.13)	$ (177,960)	(2,966.00)

See Accompanying Notes and Independent Accountants' Review Report

FCP INSIGHT, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	Common Stock		Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount		
Balance at December 31, 2020	3,092,650	$ 200,123	$ (660,256)	$ (460,133)
Redemption of common stock	(406,958)	(114,000)	-	(114,000)
Issuance of common stock	41,328	100,427	-	100,427
Issuance of common stock	365,630	888,481	-	888,481
Net loss 2021	-	-	(177,960)	(177,960)
Balance at December 31, 2021	3,092,650	1,075,031	(838,216)	236,815
Issuance of common stock	125,000	250,000	-	250,000
Issuance of common stock	100,000	200,000	-	200,000
Issuance of common stock	25,000	50,000	-	50,000
Net loss 2022	-	-	(327,968)	(327,968)
Balance at December 31, 2022	3,342,650	$ 1,575,031	$ (1,166,184)	$ 408,847

See Accompanying Notes and Independent Accountants' Review Report

FCP INSIGHT, INC.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (327,968)	$ (177,960)
Adjustments to reconcile net loss to net cash provided by operations:		
Depreciation and amortization	120,295	44,478
Deferred taxes	(105,700)	(62,900)
Valuation allowance	105,700	62,900
(Increase) decrease in operating assets:		
Accounts receivable	551	-
Due from related parties	151,973	(151,424)
Prepaid expense	(4,444)	-
Increase (decrease) in operating liabilities:		
Accounts payable	(77,839)	77,839
Sales tax payable	-	2
Due to related parties	25,300	(163,699)
Deferred tax payable	80,300	-
Net Cash Used In Operating Activities	(31,832)	(370,764)
CASH FLOWS FROM INVESTING ACTIVITIES		
Capitalized software development costs	(361,000)	(90,320)
Net Cash Used in Investing activities	(361,000)	(90,320)
CASH FLOWS FROM FINANCING ACTIVITIES		
Payments on shareholder loan	-	(30,702)
Proceeds on note to related parties	-	200,822
Redemption of common stock	-	(114,000)
Proceeds from FCP stock sale	500,000	414,243
Net Cash Provided by Financing Activities	500,000	470,363
NET INCREASE IN CASH	107,168	9,278
CASH AT BEGINNING OF YEAR	24,921	15,643
CASH AT END OF YEAR	$ 132,089	$ 24,921

See Accompanying Notes and Independent Accountants' Review Report

7

FCP INSIGHT, INC.

STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	2021
Supplemental disclosure of cash flow information		
Cash paid for stockholder loan (See note 3)	$ 52,770	$ -
Cash paid for redemption of common stock (See note 3)	$ -	$ 114,000
Supplemental non-cash investing and financing activity		
Stockholder loan reclassified to accounts payable (See note 3)	$ -	$ 52,770
Forgiveness of stockholder loan for FCP equity (See note 3)	$ -	$ 100,427
Forgiveness of accrued interest and stockholder loan for FCP equity (See note 3)	$ -	$ 736,508
Acquiring common stock financed with a note receivable (See note 3)	$ -	$ 151,973

FCP INSIGHT, INC.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021

NOTE 1.--NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

FCP Insight, Inc ("FCP"), primarily operates in the northwestern United States and specializes in providing software-as-a-service solutions. Their primary focus is on delivering a comprehensive ERP system tailored for service businesses in the construction industry. Originally developed for Absco, a company specializing in alarm installation and monitoring and primarily owned by Erick Slabaugh, who is the majority stockholder.

FCP's product is currently integrated with the QuickBooks desktop version and is actively working towards integration with the online program. FCP Insight's Business Control Center (IBCC) offers cloud-based construction management software designed to cater to clients in specialty trade businesses. This software empowers users to efficiently manage projects, create estimates, and access real-time reports, providing valuable insights into their business operations. FCP's software is versatile and can be utilized by a wide range of businesses, including electrical contractors, integrators, carpenters, roofers, and various other service providers within the construction industry.

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all cash on hand and in banks, certificates of deposit and other highly-liquid investments with a maturity of three months or less to be cash and cash equivalents.

Accounts Receivable

Contract receivables are carried at their estimated collectible amounts. The Company provides credit in the normal course of business to its customers. The balance was $551 and $1,102 at December 31, 2022 and 2021, respectively.

FCP INSIGHT, INC.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021

NOTE 1.--NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Prepaid Expenses

Prepaid expenses are insurance premiums that are paid in advance but are not immediately used up. These expenses are initially recorded as assets on the balance sheet, and they are gradually expensed over time as they are used up or consumed.

Due From Related Parties

Due from related parties represent amounts owed to the Company by entities or individuals with whom the Company has a close relationship, where one party can significantly influence the management or operating policies of the other. Due from related parties are initially recognized at their fair value at the time of the transaction. Fair value is determined based on the terms of the arrangement and prevailing market conditions, if applicable.

On December 29, 2021, FCP issued 365,630 shares of common stock to the stockholder for a total price of $888,481. The sale was financed with the forgiveness of debt of $736,508 and cash of $151,973, see Note 3 for additional information. The payment of $151,973 was reclassified into accounts receivable at 2021 year-end and was repaid in cash during 2022. The balance was $0 and $151,973 at December 31, 2022 and 2021, respectively.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are calculated on the straight-line basis using the following estimated useful lives:

Website	3 years
Software Development Costs	3 years

Depreciation and amortization expense charged to operations was $120,295 and $44,478 for the years ended December 31, 2022 and 2021, respectively. This included amortization of software development costs of $70,541 and $43,264 for the years ended December 31, 2022 and 2021, respectively.

FCP INSIGHT, INC.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021

NOTE 1.--<u>NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)</u>

<u>Software Development Costs</u>

The costs incurred in the preliminary stages of software development are expensed as incurred. Once an application has reached the development stage, internal and external costs, if direct and incremental and deemed by management to be significant, are capitalized and amortized on a straight-line basis over their estimated useful lives, currently estimated at 3 years. Maintenance and enhancement costs, including those costs in the post-implementation stages, are typically expensed as incurred, unless such costs relate to substantial upgrades and enhancements to the software that result in added functionality, in which case the costs are capitalized and amortized on a straight-line basis over the estimated useful lives. Software in development primarily consists of development costs for software that are capitalizable, but for which the associated applications or enhancements have not been placed in service.

Software development costs consist of primarily internally developed computer software. These assets are being amortized on a straight-line bases over the period of expected benefit of 3 years, with no calculated residual value.

Components of software development costs at December 31, 2022 and 2021 were as follows:

	2022	2021
Gross carrying amount of amortized assets:		
Computer software	$ 573,586	$ 212.586
Less accumulated amortization	(190,229)	(70,541)
Net software development costs	$ 383,357	$ 142,045

Amortization expenses were $119,688 and $70,541 for the years ending December 31, 2022 and 2021, respectively. The Company capitalized $361,000 and $90,320 of intangibles during the years ending December 31, 2022 and 2021, respectively.

<u>Revenue Recognition</u>

The Company follows Accounting Standards Update ("ASU") 2014-09 (ASC Topic 606), "Revenue from Contracts with Customers". Under ASU 2014-09, when the Company enters into a contract with a customer it performs the following five steps: (i) identify the contract with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) a performance obligation is satisfied.

FCP INSIGHT, INC.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021

NOTE 1.--<u>NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)</u>

<u>Revenue Recognition (continued)</u>

The Company recognizes revenue from fixed-price contracts over time using the cost-to-cost input method, which measures progress toward completion based on the percent of cost incurred to date to estimated total cost for each contract. This input method is the most reasonable depiction of the Company's performance because it directly measures the value of the products and services transferred to the customer.

See Note 2 for further discussion of revenue from contracts with customers.

<u>Accounts Payable</u>

As of December 31, 2022, liabilities consist of accrued sales taxes.

As of December 31, 2021, the Company owed its shareholder $52,770 for business expenses that the shareholder had covered. The entire amount was settled in cash throughout 2022.

<u>Due to Related Parties</u>

The liabilities are due to the majority stockholder. The balance was $31,141 and $5,841 at December 31, 2022 and 2021, respectively. The majority stockholder, known as "Absco," has been covering expenses such as professional fees, computer and internet expenses on behalf of FCP.

<u>Income Taxes</u>

Income taxes are accounted for using the asset and liability approach, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement and tax basis of assets and liabilities at the applicable enacted tax rates.

Accounting principles generally accepted in the United States of America require a valuation allowance against deferred tax assets, if based on the weight of available evidence, it is more likely than not that some or all of its deferred tax assets will not be realized. *Accounting for Uncertainty in Income Taxes* requires nonpublic entities to determine and evaluate uncertain tax positions. The standard requires entities to measure, recognize and disclose uncertain tax positions. The term tax position includes, but is not limited to, a decision not to file a return, an allocation or a shift of income between jurisdictions, and the characterization of income or a decision to exclude reporting taxable income in a tax return.

The Company measures and recognizes the implications of positions taken or expected to be taken in its tax returns on an ongoing basis in accordance with the income tax guidance.

FCP INSIGHT, INC.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021

NOTE 1.--NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (continued)

The Company had no unrecognized tax benefits or liabilities and no adjustments to its balance sheets, statements of income, changes in stockholders' equity or cash flows related to uncertain tax positions taken for the years ended December 31, 2022 or 2021.

FCP recorded a loss of $327,968 and $177,960 for the tax years ended December 31, 2022 and 2021.

Deferred Taxes

Deferred income taxes are provided based on the estimated future tax effects of differences between financial statement carrying amounts and the tax bases of existing assets and liabilities.

As of December 31, 2022, FCP had a U.S. federal net operating loss ("NOL") carryforward of approximately $1,462,000, which is available to reduce future taxable income. Approximately $62,000 of NOL will expire from 2034 through 2037 and approximately $1,400,000 of NOL will be carried forward indefinitely.

The net deferred income tax liability at December 31, 2022 and 2021 consisted of the following:

	2022	2021
Deferred tax asset	$ 308,600	$ 202,900
Valuation allowance	(388,900)	(202,900)
Net deferred tax asset (liability)	$ (80,300)	$ (0)

Deferred income taxes reflect the net impact of differences between the amounts of assets and liabilities for financial reporting purposes and such amounts as measured by federal income tax regulations. The temporary differences which give rise to the gross deferred tax asset consist primarily of the net operating losses and R&D credits available for future use. The temporary differences which give rise to the gross deferred tax liability are primarily related to software development costs, reserves, and depreciation of fixed assets.

FCP INSIGHT, INC.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021

NOTE 1.--NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Deferred Taxes (continued)

Deferred tax assets are reduced by valuation allowances if, based on the consideration for all available evidence, it is more likely than not that some portion of the deferred tax asset will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences are deductible. The Company considers the schedule reversal of deferred tax liabilities (including the effect of available carryback and carryforward periods), as well as projected pre-tax book income in making this assessment. To fully utilize the net operating losses and tax credits carryforwards, the Company will need to generate sufficient taxable income.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation. Such reclassifications had no effect on net income as previously reported.

NOTE 2.--REVENUE WITH CONTRACTS WITH CUSTOMERS

The Company recognizes revenue from subscriptions in accordance with ASC 606, "Revenue from Contracts with Customers." Subscription revenue is recognized over the contract term on a straight-line basis, as the services are delivered evenly over time. Any upfront payments received are deferred and recognized as revenue on a monthly basis.

The primary revenue stream for the Company is anticipated to come from the usage fees for its ERP applications. License fees are paid, and revenue realized in the month service is provided. As of December 31, 2022, and 2021, the Company has generated annual licensing revenue of $6,000 each year.

NOTE 3.--STOCK REDEMPTION AND ISSUED

On December 16, 2021, FCP redeemed 406,958 shares of common stock from a stockholder for a total redemption price of $114,000.

On December 29, 2021, FCP sold 41,328 shares of common stock to a stockholder for a total purchase price of $100,427 comprised of forgiveness of debt of $100,427 along with a debt remainder payoff of $52,770,

On December 29, 2021, FCP sold 365,630 shares of common stock to Absco for a total purchase price of $888,481. The sale was financed with

---

NOTE 3.--STOCK REDEMPTION AND ISSUED (Continued)

the forgiveness of debt of $736,508 and cash of $151,973.

On April 15, 2022, FCP sold 125,000 shares of common stock to three stockholders for a total purchase price of $250,000.

On July 15, 2022, FCP sold 25,000 shares of common stock to a stockholder for a total purchase price of $50,000.

On July 15, 2022, FCP sold an additional 100,000 shares of common stock to Absco for a total purchase price of $200,000.

NOTE 4.--CONCENTRATIONS AND RISKS AND UNCERTAINTIES

FCP is owned 16.7% and 14.8% by Absco Alarms Inc. ("Absco"). Its 71.6% and 75.9% is under common ownership with Absco at December 31, 2022 and 2021, respectively. FCP is developing a cloud-based enterprise software designed to manage specialty trade contracting businesses. Ownership interest entitles it to a majority of the profits and distributable cash, if any, generated by FCP. The operations of FCP are intended to provide certain benefits to the Absco, including developing an ERP system that is used by the Absco.

At December 31, 2022 and 2021, approximately 100% revenue was from one subscriber. Elmore Electric is currently FCP's primary subscriber. Elmore has been paying a monthly fee of $500 since 2019.

An agreement is in place to maintain this rate until mid-2024, after which it will increase to $1,500 per month. In 2023, Absco emerged as the second paying customer, and an unrelated third customer were also acquired.

Absco exerts control over substantial operational aspects of FCP, including funding its activities. Furthermore, Absco assumes responsibility for covering expenditures and delivering administrative and managerial services on behalf of FCP. As a result, Absco is identified as the predominant influencer, classifying FCP as a variable interest entity. Consequently, the management has chosen not to consolidate Absco Alarms, Inc., in accordance with generally accepted accounting principles in the United States of America.

NOTE 5.--SUBSEQUENT EVENTS

The Company has evaluated subsequent events through September 8, 2023, the date which the financial statements were available to be issued.

Subsequent to year-end, Absco has become the second paying customer, and a third unrelated customer was added during the same

FCP INSIGHT, INC.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021

NOTE 5.--<u>SUBSEQUENT EVENTS (Continued)</u>

year. In 2023, a financial statement is required for a fundraising effort aimed at raising $1,035,000 at $2.30 per share. This represents a 30-cent increase per share compared to their previous funding round.

Effective May 23, 2023, FCP sold 100,000 shares of common stock to a stockholder for a total purchase price of $200,000.

ABSCO ALARMS, INC. DBA ABSCO SOLUTIONS

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2022 AND 2021

ABSCO ALARMS, INC. DBA ABSCO SOLUTIONS

TABLE OF CONTENTS



Shannon & Associates LLP
Certified Public Accountants
Management Consultants

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management
Absco Alarms, Inc.
Lynnwood, Washington

We have reviewed the accompanying consolidated financial statements of Absco Alarms, Inc. DBA Absco Solutions (a corporation), which comprise the consolidated balance sheets as of December 31, 2022 and 2021, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Absco Alarms, Inc. DBA Absco Solutions and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountants' Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Shannon & Associates LLP

Kent, Washington
June 1, 2023

p 253.852.8500 | f 253.852-0512 | www.shannon-cpas.com
1851 Central Place South | Suite 225 | Kent, WA 98030-7507

ABSCO ALARMS, INC. DBA ABSCO SOLUTIONS
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2022 AND 2021

<u>ASSETS</u>

	2022	2021
CURRENT ASSETS		
Cash	$ 738,118	$ 284,367
Contract receivables, less allowance for doubtful accounts of $7,297 and $0, respectively	3,046,011	2,954,558
Employee retention credit receivable	661,008	806,387
Inventory, net	788,926	595,976
Prepaid expenses	167,209	174,451
Contract assets	560,821	742,018
TOTAL CURRENT ASSETS	5,962,093	5,557,757
PROPERTY AND EQUIPMENT		
Vehicles	365,740	945,133
Furniture and equipment	208,967	188,426
Computer equipment	102,987	88,399
Leasehold improvements	25,218	25,218
Website	11,201	11,201
	714,113	1,258,377
Less accumulated depreciation and amortization	(647,910)	(960,846)
	66,203	297,531
Operating lease right-of-use assets	591,772	-
Finance lease right-of-use assets	417,909	-
PROPERTY AND EQUIPMENT, NET	1,075,884	297,531
OTHER ASSETS		
Software development costs, net of accumulated amortization of $807,092 and $469,487, respectively	586,407	578,852
Lease deposits	24,314	11,833
Deferred taxes, net of valuation allowance of $308,600	149,600	-
TOTAL OTHER ASSETS	760,321	590,685
TOTAL ASSETS	$7,798,298	$6,445,973

See accompanying notes and independent accountants' review report

ABSCO ALARMS, INC. DBA ABSCO SOLUTIONS
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2022 AND 2021

LIABILITIES AND STOCKHOLDERS' EQUITY

	2022	2021
CURRENT LIABILITIES		
Line of credit	$ -	$ 100,000
Accounts payable	1,594,606	1,279,630
Accrued liabilities	331,857	495,283
Contract liabilities	439,809	483,281
Contract liabilities - customer deposits	163,066	199,009
Federal income tax liability	261,927	13,429
Short-term operating lease liabilities	122,643	-
Short-term finance lease liabilities	120,377	-
Current portion, capital lease obligation	-	68,605
Current portion, stock redemption note payable	84,307	81,412
Current portion, long-term debt	4,810	64,249
TOTAL CURRENT LIABILITIES	3,123,402	2,784,898
LONG-TERM LIABILITIES		
Deferred taxes, net of valuation allowance of $209,200	-	69,600
Deferred rent	-	5,020
Capital lease obligation, net of current portion	-	86,418
Stock redemption note payable, net of current portion	239,770	324,077
Long-term operating lease liabilities	478,158	-
Long-term finance lease liabilities	281,495	-
Long-term debt, net of current portion	2,900	7,650
TOTAL LONG-TERM LIABILITIES	1,002,323	492,765
TOTAL LIABILITIES	4,125,725	3,277,663
STOCKHOLDERS' EQUITY		
Common stock, no par value, 5,000 shares authorized,		
3,803 shares issued and outstanding	-	-
Retained earnings	3,332,003	2,966,590
Non-controlling Interest	340,570	201,720
TOTAL STOCKHOLDERS' EQUITY	3,672,573	3,168,310
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$7,798,298	$6,445,973

See accompanying notes and independent accountants' review report

ABSCO ALARMS, INC. DBA ABSCO SOLUTIONS
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022			2021	
NET SALES	$14,272,856	100.0	%	$11,417,577	100.0 %
COST OF SALES	9,211,271	64.5		7,296,056	63.9
GROSS PROFIT	5,061,585	35.5		4,121,521	36.1
OPERATING EXPENSES	4,751,366	33.3		4,499,720	39.4
OPERATING INCOME (LOSS)	310,219	2.2		(378,199)	(3.3)
OTHER INCOME (EXPENSE)					
Interest expense	(51,199)	(0.4)		(37,430)	(0.3)
PPP loan forgiveness income	-	0.0		813,857	7.1
Employee retention credit income	-	0.0		996,757	8.7
Other income (expense)	(5,334)	-		(5,264)	-
TOTAL OTHER INCOME (EXPENSE)	(56,533)	(0.4)		1,767,920	15.5
INCOME BEFORE INCOME TAXES	253,686	1.8		1,389,721	12.2
INCOME TAX EXPENSE (BENEFIT)					
Current	268,623	1.9		39,839	0.3
Deferred	(219,200)	(1.5)		54,500	0.5
TOTAL INCOME TAX EXPENSE (BENEFIT)	49,423	0.4		94,339	0.8
NET INCOME	204,263	1.5		1,295,382	11.4
PLUS: NET LOSS ATTRIBUTABLE TO NON-CONTROLLING INTEREST	277,008	1.9		172,621	1.5
NET INCOME ATTRIBUTED TO ABSCO ALARMS, INC.	$ 481,271	3.4 %		$ 1,468,003	12.9 %

See accompanying notes and independent accountants' review report

ABSCO ALARMS, INC. DBA ABSCO SOLUTIONS
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

| | Common Stock | | Retained | Non-Controlling | Total Stockholders' |
	Shares	Amount	Earnings	Interest	Equity
Balance at December 31, 2020	4,529	$ 56,914	$ 2,755,914	$ (446,327)	$ 2,366,501
Redemption of common stock	(726)	(9,106)	(470,894)		(480,000)
Redemption of FCP's common stock		(6,804)		(107,196)	(114,000)
Sale of FCP's common stock		3,791		96,636	100,427
Purchase of FCP's common stock		(44,795)	(786,433)	831,228	-
Net income (loss)	-	-	1,468,003	(172,621)	1,295,382
Balance at December 31, 2021	3,803	-	2,966,590	201,720	3,168,310
Sale of FCP's common stock		43,958		256,042	300,000
Purchase of FCP's common stock		(43,958)	(115,858)	159,816	-
Net income (loss)	-	-	481,271	(277,008)	204,263
Balance at December 31, 2022	3,803	$ -	$ 3,332,003	$ 340,570	$ 3,672,573

See accompanying notes and independent accountants' review report

ABSCO ALARMS, INC. DBA ABSCO SOLUTIONS
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 204,263	$1,295,382
Adjustments to reconcile net income to net cash		
provided (used) by operating activities		
Depreciation and amortization	368,385	374,209
Amortization of right-of-use assets	314,400	-
(Gain)/loss on disposal of property and equipment	4,000	148
Loss on disposal of capitalized software development costs	10,121	-
PPP loan forgiveness income	-	(813,857)
Change in deferred taxes	(219,200)	54,500
(Increase) decrease in operating assets:		
Contract receivables, net	(91,453)	(36,847)
Employee retention credit receivable	145,379	(661,008)
Tax refund receivable	-	142,645
Inventory, net	(192,950)	(6,079)
Prepaid expenses	7,242	(52,173)
Prepaid income tax	-	950
Contract assets	181,197	(516,960)
Lease deposits	(12,481)	
Increase (decrease) in operating liabilities:		
Accounts payable	314,976	(107,569)
Accrued liabilities	(163,426)	122,370
Contract liabilities	(43,472)	153,889
Contract liabilities - customer deposits	(35,943)	147,169
Federal income tax liability	248,498	13,429
Deferred rent	(5,020)	(5,749)
Operating lease liabilities	(137,455)	-
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	897,061	104,449
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	(35,154)	(42,374)
Capitalized software development costs	(361,000)	(373,495)
NET CASH USED BY INVESTING ACTIVITIES	(396,154)	(415,869)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net payments on line of credit	(100,000)	(100,000)
Proceeds on PPP loan	-	813,857
Redemption of common stock	-	(48,000)
Redemption of FCP's common stock	-	(114,000)
Proceeds from FCP stock sale	300,000	-
Payments on former stockholder note payable	(81,412)	(26,511)
Principal payments on finance liabilities	(101,555)	-
Prinicpal payments on capital leases	-	(84,719)
Principal payments on stockholder loans	-	(30,702)
Principal payments on long-term debt	(64,189)	(174,917)
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	(47,156)	235,008

See accompanying notes and independent accountants' review report

ABSCO ALARMS, INC. DBA ABSCO SOLUTIONS
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	2021
NET INCREASE (DECREASE) IN CASH	$ 453,751	$ (76,412)
Cash at beginning of year	284,367	360,779
Cash at end of year	$ 738,118	$ 284,367
Supplemental disclosure of cash flow information		
Cash paid for interest	$ 44,746	$ 37,734
Cash paid for interest on finance lease liabilities	$ 6,453	$ -
Cash paid for income taxes	$ 500	$ 25,000
Supplemental non-cash investing and financing activity		
Acquisition of vehicles using capital leases	$ -	$ 130,950
Forgiveness of stockholder loan for FCP equity (See note 8)	$ -	$ 100,427
Stockholder loan reclassified to accounts payable (See note 8)	$ -	$ 52,770
Redemption of common stock financed with a note payable (See note 9)	$ -	$ 432,000
Purchase credit received for vehicle disposal	$ 9,660	$ -
Right-of-use assets obtained in exchange for operating lease obligations	$ 738,256	$ -
Right-of-use assets obtained in exchange for finance lease obligations	$ 503,428	$ -

See accompanying notes and independent accountants' review report

NOTE 1.--NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Absco Alarms, Inc., DBA Absco Solutions ("Absco"), operates primarily in the northwestern United States and offers low voltage life safety system products and services including but not limited to fire alarms, nurse call systems, access control, security intrusion and surveillance systems.

Principles of Consolidation

The consolidated financial statements include the accounts of Absco Alarms, Inc., and FCP Insight, Inc. ("FCP"), a variable interest entity (VIE). Collectively, these entities make up the (the "Company"). Absco owns 16.7% and 14.8% of FCP at December 31, 2022 and 2021, respectively. The Company consolidates an entity if the Company has a controlling financial interest in the entity. VIEs are consolidated if the Company has the power to direct the significant economic activities of the VIE that impact financial performance and has the obligation to absorb losses or the right to receive benefits that could potentially be significant (i.e., the Company is the primary beneficiary). The assessment of whether or not the Company is the primary beneficiary of a VIE is performed on an ongoing basis. All significant intercompany balances and transactions have been eliminated.

Non-controlling interest in the consolidated balance sheets represents Absco's proportionate share of equity in FCP. Net income (loss) of variable interest entities is allocated to the Company and the holders of the non-controlling interest in proportion to their percentage ownership. Changes in Absco's ownership interest while Absco maintains control of FCP are accounted for as equity transactions. The carrying amount of the non-controlling interest is adjusted to reflect the change in its ownership in FCP. Any difference between the fair value of the consideration received or paid, and the amount by which the non-controlling interest is adjusted is recognized in equity attributable to Absco.

Basis of Accounting

The consolidated financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Estimates that are particularly susceptible to significant change in the near term are those associated with revenue recognition, particularly the estimates used to determine estimated project costs which are used to determine the progress to completion of the project over time using the cost-to cost input method. See also revenue and cost recognition section below and revenue from contracts with customers at Note 2. Actual results could differ from those estimates.

NOTE 1.--NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

The Company considers all cash on hand and in banks, certificates of deposit and other highly-liquid investments with maturity of three months or less to be cash and cash equivalents.

Contract Receivables and Allowance for Doubtful Accounts

Contract receivables are carried at their estimated collectible amounts. The Company provides credit in the normal course of business to its customers. Generally, all accounts are due within 30-60 days. Contract receivables more than 90 days past due were $353,938 and $349,775 at December 31, 2022 and 2021, respectively.

An allowance for doubtful accounts may be utilized by the Company to provide for uncollectible accounts receivable. The allowance is determined based on the historical experience of the Company and the analysis of the receivable balance at the balance sheet dates. Management provides for probable uncollectible amounts through a charge to income and an increase in the allowance for doubtful accounts based on its assessment of the current status of individual accounts and the historical experience of the Company. Receivables are considered uncollectible after all collection efforts have been exhausted and payment is considered unlikely. Balances that are still outstanding after management has used reasonable collection efforts and potential recovery is considered remote are written off through a charge to the allowance for doubtful accounts and a reduction of accounts receivable. Any uncollectible receivables are charged to bad debt expense when it is determined the account is uncollectible. The allowance for doubtful accounts was $7,297 and $0 at December 31, 2022, and 2021, respectively.

The majority of contracts include retainage provisions. Retainage represents amounts withheld from billings by customers until work is substantially complete (or until certain milestones are reached, or both) to ensure that obligations under the contract are satisfied. Because payment of retainage is not subject only to the passage of time (i.e., it is conditioned on satisfactory performance), the Company does not include unbilled retainage in contracts receivable during its performance on contracts. The Company invoices retainage and includes it in contracts and trade receivable as billed retainage receivable, when the Company has satisfied its obligation and the right to receipt is subject only to the passage of time.

Inventory

Inventory consists of finished goods such as alarm systems, nurse call systems, security intrusion, and surveillance systems necessary to provide the low voltage life systems and services the Company offers. Inventories are stated at the lower of cost or net realizable value, with the cost determined using the first-in, first-out (FIFO) basis. The Company makes adjustment to reduce the cost of inventory to its net realizable value, if required, for estimated excess, obsolete, or impaired balances. Inventory is net of a reserve for excess and obsolete inventory of $70,064 and $53,305 as of December 31, 2022 and 2021, respectively.

NOTE 1.--NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are calculated on the straight-line basis using the following estimated useful lives:

Leasehold improvements	5 – 39 years
Furniture and equipment	5 – 7 years
Vehicles	5 years
Computer equipment	3 – 6 years
Website	3 years

Leasehold improvements are amortized using the straight-line method over the shorter of the related lease or the estimated useful life. The Company maintains a policy under which expenditures of $1,000 or greater representing major improvements, replacements or extension of useful lives are capitalized. The costs of normal maintenance and repairs that do not add to the value of the asset or materially extend its life are expensed as incurred. Upon sale or retirement of property and equipment, the cost and related accumulated depreciation are eliminated from the respective accounts and the resulting gain or loss is included in operating expenses in the consolidated statements of income.

Depreciation and amortization expense charged to operations was $368,385 and $374,209 for the years ended December 31, 2022 and 2021, respectively. This included amortization of software development costs of $343,931 and $245,497 for the years ended December 31, 2022 and 2021, respectively.

Leases

The Company leases facilities, office equipment and vehicles. The Company determines if an arrangement is a lease at inception. Under ASC 842, a contract is (or contains) a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is defined under the standard as having both the right to obtain substantially all of the economic benefits from use of the asset and the right to direct the use of the asset. Management only reassesses its determination if the terms and conditions of the contract are changed.

Operating leases are included in operating lease right-of-use (ROU) assets, and operating lease liabilities current and long-term on the consolidated balance sheet as of December 31, 2022. Finance leases are included in finance lease right of use assets, and finance lease liabilities current and long-term on the consolidated balance sheet as of December 31, 2022.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. ROU assets and liabilities are recognized at commencement date based on the present value of the lease payments over the lease term. The Company uses the implicit rate when it is readily determinable. As most of the Company's leases do not provide an implicit rate, the Company uses a risk-free rate based on the information available at commencement date in determining the present value of lease payments. The ROU assets also include any lease payments made, plus any initial direct costs, and exclude any lease incentives.

NOTE 1.--NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Leases (Continued)

Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Operating lease expense for lease payments is recognized on a straight-line basis over the lease term. Finance lease costs are recognized as amortization and interest expense. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The Company accounts for lease and non-lease components of certain leases such as equipment leases and vehicle leases as a single lease component. For arrangements accounted for as a single lease component, there may be variability in future lease payments as the amount of the non-lease components is typically revised from one period to the next. These variable lease payments are primarily comprised of maintenance and sales taxes for equipment leases and sales taxes for vehicle leases. The variability is recognized in operating expenses in the period in which the obligation for those payments was incurred. The Company has real estate lease agreements with lease and non-lease components, which are accounted for separately. Non-lease components related to real estate leases are primarily property taxes and are recognized in operating expenses in the period in which the obligation for those payments was incurred.

The Company has elected to apply the short-term lease exemption to all of the classes of underlying assets. In 2022, the Company has only a small number of leases within these classes of underlying assets that qualify for the exemption. The short-term lease cost recognized in 2022 is $66,619.

In evaluating contracts to determine if they qualify as a lease, the Company considers factors such as if it has obtained substantially all of the rights to the underlying asset through exclusivity, if it can direct the use of the asset by making decisions about how and for what purpose the asset will be used and if the lessor has substantive substitution rights. This evaluation may require significant judgment.

In allocating consideration in the contract to the separate lease components and the non-lease components, the Company uses the standalone prices of the lease and non-lease components. Observable standalone prices are used, if available. If the standalone price for a component has a high level of variability or uncertainty, this allocation may require significant judgment.

Software Development Costs

The costs incurred in the preliminary stages of software development are expensed as incurred. Once an application has reached the development stage, internal and external costs, if direct and incremental and deemed by management to be significant, are capitalized and amortized on a straight-line basis over their estimated useful lives, currently estimated at 3 years. Maintenance and enhancement costs, including those costs in the post-implementation stages, are typically expensed as incurred, unless such costs relate to substantial upgrades and enhancements to the software that result in added functionality, in which case the costs are capitalized and amortized on a straight-line basis over the estimated useful lives. Software in development primarily consists of development costs for software that are capitalizable, but for which the associated applications or enhancements have not been placed in service. See also Note 5.

NOTE 1.--NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If the future undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than the carrying amount of the asset, an impairment loss is recognized.

Revenue Recognition

The Company follows Accounting Standards Update ("ASU") 2014-09 (ASC Topic 606), "Revenue from Contracts with Customers". Under ASU 2014-09, when the Company enters into a contract with a customer it performs the following five steps: (i) identify the contract with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) a performance obligation is satisfied.

The Company is involved in designing, selling, installing, monitoring, and maintaining low voltage fire-life safety and security system products and services. The Company recognizes revenue primarily from installation or repair services as a single performance obligation satisfied over time. The customer contracts can be grouped in two broad categories including fixed-price and time-and-materials contracts.

The Company recognizes revenue from fixed-price contracts over time using the cost-to-cost input method, which measures progress toward completion based on the percent of cost incurred to date to estimated total cost for each contract. This input method is the most reasonable depiction of the Company's performance because it directly measures the value of the products and services transferred to the customer.

The Company recognizes revenue from time-and-materials contracts over time using labor hours and material costs as the input method in accordance with the specific rates and terms of the contract. The input method is the most reasonable depiction of the Company's performance because it directly measures the value of services and materials transferred to the customer.

If time-and-materials contracts have a maximum contract value, then the revenue is recognized using the cost-to-cost input method consistent with the treatment of fixed-price contracts noted above.

Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs, and depreciation. Selling costs and general and administrative costs are charged to operating expenses as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, and estimated profitability may result in revisions to costs and income, which are recognized in the period in which the revisions are determined.

Taxes assessed by governmental authorities that are directly imposed on revenue transactions are excluded from revenue.

NOTE 1.--NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition (Continued)

The Company has elected to treat shipping and handling costs for those activities that occur after the customer has obtained control of a good, as an activity to fulfill the promise to transfer the good (fulfillment cost), rather than as an additional promised service. Accordingly, all Company shipping and handling costs are treated as fulfillment costs. Shipping and handling revenue is included in revenue, and shipping and handling costs are charged to cost of sales in the accompanying consolidated statements of income for the years ended December 31, 2022 and 2021.

The Company has elected the practical expedient that allows entities to expense incremental costs to obtain a contract, such as sales commissions, when the expected amortization period is one year or less.

Contract assets represent revenues recognized in excess of amounts billed. Contract liabilities, represent billings in excess of revenues recognized and customer deposits.

See Note 2 for further discussion of revenue from contracts with customers.

Income Taxes

Income taxes are accounted for using the asset and liability approach, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement and tax basis of assets and liabilities at the applicable enacted tax rates.

Accounting principles generally accepted in the United States of America require a valuation allowance against deferred tax assets, if based on the weight of available evidence, it is more likely than not that some or all of its deferred tax assets will not be realized. *Accounting for Uncertainty in Income Taxes* requires nonpublic entities to determine and evaluate uncertain tax positions. The standard requires entities to measure, recognize and disclose uncertain tax positions. The term tax position includes, but is not limited to, a decision not to file a return, an allocation or a shift of income between jurisdictions, and the characterization of income or a decision to exclude reporting taxable income in a tax return.

The Company measures and recognizes the implications of positions taken or expected to be taken in its tax returns on an ongoing basis in accordance with the income tax guidance. See also Note 12.

The Company had no unrecognized tax benefits or liabilities and no adjustments to its consolidated balance sheets, statements of income, changes in stockholders' equity or cash flows related to uncertain tax positions taken for the years ended December 31, 2022 or 2021. The Company is no longer subject to federal, state or local income tax examinations by tax authorities for years prior to 2019. If assessed, the Company recognizes penalties and interest associated with tax matters within its provision for income taxes.

NOTE 1.--NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising Costs

Advertising costs are charged to operations as incurred. Advertising expense totaled approximately $23,839 and $1,000 for the years ended December 31, 2022 and 2021, respectively.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation. Such reclassifications had no effect on net income as previously reported.

Government Assistance

The Company analogizes FASB ASU 2018-08, Not-for-Profit Entities (Topic 958): Clarifying the Scope and the Accounting Guidance for Contributions Received and Contributions Made, subtopic 958-605 - Revenue Recognition, for its government assistance. Under this model transactions are considered nonexchange transactions that are accounted for as conditional contributions. The conditional contribution must have both 1) one or more barriers that must be overcome before the recipient is entitled to the assets transferred or promised and 2) a right of return to the contributor for assets transferred or a right of release of the promisor from its obligation to transfer assets. See Note 17.

Recently Adopted Accounting Guidance

Government Assistance

The FASB issued ASU 2021-10, Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance. The Company adopted the standard effective January 1, 2022 on a prospective basis to all transactions in the scope of the amendment that is reflected in the financial statements at the date of initial application and to new transactions entered into after the initial date of application. The Company has applied for the Employee Retention Credit ("ERC"). See Note 17.

Leases

In February 2016, the Financial Accounting Standards Board (FASB) issued guidance (Accounting Standards Codification [ASC] 842, *Leases*) to increase transparency and comparability among organizations by requiring the recognition of right-of-use (ROU) assets and lease liabilities on the balance sheet. Most prominent among the changes in the standard is the recognition of ROU assets and lease liabilities by lessees for those leases classified as operating leases. Under the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases.

The Company adopted the standard and related updates effective January 1, 2022 and recognized and measured leases existing at, or entered into after, January 1, 2022 (the beginning of the period of adoption) through a cumulative effect adjustment, with certain practical expedients available. Lease disclosures for the year ended December 31, 2021 are made under prior lease guidance in FASB ASC 840.

NOTE 1.--NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Adopted Accounting Guidance (Continued)

Leases (Continued)

The Company elected the available practical expedients to account for existing capital leases and operating leases as finance leases and operating leases, respectively, under the new guidance, without reassessing (a) whether the contracts contain leases under the new standard, (b) whether classification of capital leases or operating leases would be different in accordance with the new guidance, or (c) whether the unamortized initial direct costs before transition adjustments would have met the definition of initial direct costs in the new guidance at lease commencement.

As a result of the adoption of the new lease accounting guidance, the Company recognized on January 1, 2022 a lease liability at the carrying amount of the capital lease obligations on December 31, 2021, of $155,023 and a right-of-use asset at the carrying amount of the capital lease asset of $227,800. The Company also recognized on January 1, 2022, a lease liability of $85,758, which represents the present value of the remaining operating lease payments of $86,014, discounted using the Company's risk-free rate of 0.22 to 2.85%, and a right-of-use asset of $80,738, which represents the operating lease liability of $85,758 and adjusted for deferred rent of $5,020.

The standard had a material impact on the consolidated balance sheet but did not have an impact on the consolidated statement of income, nor the consolidated statement of cash flows. The most significant impact was the recognition of ROU assets and lease liabilities for operating leases, while the Company's accounting for finance leases remained substantially unchanged.

NOTE 2.--REVENUE WITH CONTRACTS WITH CUSTOMERS

The following economic factors affect the nature, timing and uncertainty of the Company's revenue and cash flow as indicated:

Nature and Timing of Satisfaction –The Company generates revenue from designing, selling, installing, monitoring, and maintaining low voltage fire-life safety and security system products and services. The Company recognizes revenue primarily from installation or repair services as a single performance obligation satisfied over time. In practice the Company may recognize repair service revenue at a point-in-time when the service is complete in an effort to simplify accounting processes. Management believes this method approximates recognizing the repair services revenue over time and does not result in a materially different amount of revenue recognized. Contractual arrangements related to install projects are generally completed in less than 1 year, and repair services are generally completed within a few days.

NOTE 2.--REVENUE WITH CONTRACTS WITH CUSTOMERS (Continued)

Contracts are generally fixed-price or time-and-materials and payment terms and conditions in customer contracts vary. The install projects are a single performance obligation that is satisfied over time. For fixed-price contracts, the Company uses the cost-to-cost input method, which measures progress toward completion based on the percent of cost incurred to date to estimated total cost for each contract. The Company recognizes revenue from time-and-materials contracts over time using labor hours and material costs as the input method in accordance with the specific rates and terms of the contract. If time-and-materials contracts have a maximum contract value, then the revenue would be recognized using the cost-to-cost input method consistent with the treatment of fixed-price contracts noted above.

Type and Geographical Location of Customers – Customers are primarily businesses, school systems, and local governments located in the northwest region of the United States. Contracts may include a mix of design, install, monitoring, and repair services for various alarm and monitoring equipment. Other factors such as customers funding sources and project timing and staffing can impact the revenue and cash flow of the Company.

Contract Assets and Contract Liabilities – Contract assets represent revenue recognized in excess of amounts billed and include unbilled receivables. Unbilled receivables, which represent an unconditional right to payment subject only to the passage of time, are classified as accounts receivable when they are billed under the terms of the contract. Contract liabilities represent amounts billed to clients in excess of revenue recognized to date and customer deposits. The Company anticipates that substantially all incurred costs associated with contract assets as of December 31, 2022 and 2021 will be billed and collected within one year.

Contract receivables, net, contract assets, and contract liabilities from contracts with customers are as follows for the years ended December 31, 2022 and 2021:

	2022	2021	2020
Contract receivables	$ 3,046,011	$ 2,954,558	$ 2,917,711
Contract assets	$ 560,821	$ 742,018	$ 225,058
Contract liabilities	$ 602,875	$ 682,290	$ 381,232

Judgements – As noted above, the Company satisfies its performance obligations over time for install and repair service projects. Management exercises judgement in determining when such performance obligations have been satisfied. In making such judgements, management typically relies on information obtained from the Company's employees who have rendered services to evaluate accurate estimated costs to complete and expected contract amounts.

Significant Payment Terms – Payment for goods and services sold by the Company is typically due within 30 - 60 days after an invoice is sent to the customer. Invoices on install jobs are typically progress billings based on certain specified milestones identified in the contract. The Company may collect deposits from customers in advance to secure the product or service being ordered. The Company does not offer discounts if the customer pays some or all of an invoice prior to the due date.

None of the Company's contracts have a significant financing component.

NOTE 2.--REVENUE WITH CONTRACTS WITH CUSTOMERS (Continued)

<u>Returns, Refunds, etc.</u> – Refunds/credits were insignificant, and any customer refunds/credit claims were addressed through re-work. Refunds/credits are only allowed in certain instances due to work defects.

<u>Warranties</u> – The Company provides warranties of various lengths covering material installations defects. In most cases, goods that the Company sells to customers are covered by a manufacturer's warranty for up to 1 year from the date of delivery. The Company generally does not sell warranties separately. Warranty expense was trivial for the years ended December 31, 2022 and 2021.

<u>Variable Consideration</u> – The Company does not receive variable consideration in the form of performance bonuses or incentives. If the Company has variable consideration related to claims or liquidating damages, the variable consideration would be estimated and included the total contract value; however, these situations are rare, and there was no material variable consideration during the years ended December 31, 2022 or 2021.

NOTE 3.--COSTS AND BILLINGS ON COMPLETED PROJECTS

Costs, estimated earnings, and billings on uncompleted contracts are summarized as follows for the years ending December 31, 2022 and 2021:

	2022	2021
Cost incurred on uncompleted contracts	$3,376,118	$2,606,955
Estimated gross profit	2,111,631	1,295,814
	5,487,749	3,902,769
Billings to date	(5,366,737)	(3,644,032)
	$ 121,012	$ 258,737
Included in the accompanying consolidated balance sheet under the following captions:		
Contract assets	$ 560,821	$ 742,018
Contract liabilities, excluding customer deposits	(439,809)	(483,281)
	$ 121,012	$ 258,737

NOTE 4.--SCHEDULE OF CONTRACT BACKLOG

The following schedule shows a reconciliation of backlog representing signed contracts in existence at December 31, 2022 and 2021:

	2022
Balance, December 31, 2021	$ 3,382,299
New contracts and contract adjustments	17,231,423
	20,613,722
Less: Contract revenue earned	(14,272,856)
Balance, December 31, 2022	$ 6,340,866

Subsequent to December 31, 2022, the Company entered into additional contracts with anticipated revenues approximating $4.9 million.

NOTE 5.--SOFTWARE DEVELOPMENT COSTS

Software development costs consist of primarily internally developed computer software. These assets are being amortized on a straight-line bases over the period of expected benefit of 3 years, with no calculated residual value.

Components of software development costs at December 31, 2022 and 2021 were as follows:

	2022	2021
Gross carrying amount of amortized assets:		
Computer software	$1,393,499	$1,048,339
Less accumulated amortization	(807,092)	(469,487)
Net software development costs	$ 586,407	$ 578,852

Amortization expense was $343,931 and $245,497 for the years ending December 31, 2022 and 2021, respectively. The Company capitalized $361,000 and $365,280 of intangibles during the years ending December 31, 2022 and 2021, respectively.

NOTE 6.--LINE OF CREDIT

The Company has a working capital line of credit with a bank providing borrowings up to $750,000 through October 24, 2022. The line matured on February 28, 2021 but was renewed and was set to mature February 28, 2023. Effective October 25, 2022, the line of credit was amended and restated to increase the maximum borrowings to $1,000,000 and a new maturity date of November 30, 2023. The balance of the revolving loan was $0 and $100,000 at December 31, 2022 and 2021, respectively.

Through October 24, 2022, the interest rate varied at the One Month LIBOR (.09% at December 31, 2021) plus 4.5%. Accordingly, the total rate was 4.59% at December 31, 2021. Effective October 25, 2022, the interest rate varies at the Prime rate (7.5% at December 31, 2022) plus 1%. Accordingly, the total rate was 8.5% at December 31, 2022. The line is secured by substantially all of the Company's assets. Through October 24, 2022, the line was guaranteed by two owners of the Company but effective October 25, 2022, only one of the owners guarantees the line. The line of credit agreement contains covenants which require the Company to maintain certain financial ratios as defined by the agreement. At December 31, 2022, the Company was in compliance with these covenants.

NOTE 7.--STOCK REDEMPTION NOTE PAYABLE

On August 10, 2021, Absco redeemed 726 shares of common stock from a stockholder for a total redemption price of $480,000. The redemption was financed with a promissory note payable to the former stockholder of $432,000 and a cash payment of $48,000. The note payable is set to mature on September 10, 2026. Principal payments are $7,859 per month beginning on September 10, 2021, which included interest at 3.5%. The balance was $324,077 and $405,489 at December 31, 2022 and 2021, respectively. See Note 16.

NOTE 7.--STOCK REDEMPTION NOTE PAYABLE (Continued)

Future principal payments on the stock redemption note payable are as follows:

Year ending December 31,		
2023	$	84,307
2024		87,306
2025		90,411
2026		62,053
Thereafter		-
	$	324,077

NOTE 8.--LONG TERM DEBT

Long-term debt at December 31, 2022 and 2021, consisted of the following:

		2022		2021
Note payable to Union Bank, principal payments of $14,342 which includes interest of 5.5%, matured in April 2022. This loan is secured by a first priority interest in substantially all assets and guarantees of two stockholders.	$	-	$	56,908
Note payable to Nissan Motors, principal payments of $423 per month plus interest of 5.77%, matures July 2024. Secured by the vehicle.		7,710		12,152
Note payable to Audi, principal payments of $568 per month plus interest of 3.19%, matured May 2022. Secured by the vehicle.		-		2,839
		7,710		71,899
Less current maturities		(4,810)		(64,249)
Long-term debt, less current maturities	$	2,900	$	7,650

The Union Bank agreements contain covenants which require the Company to maintain certain financial ratios as defined by the agreement. At December 31, 2022 the Company was in compliance with these covenants.

Future principal payments on long-term debt are as follows:

Year ending December 31,		
2023	$	4,810
2024		2,900
2025		-
Thereafter		-
	$	7,710

NOTE 9.--CAPITAL LEASE OBLIGATIONS 2021

The Company has entered into leases for vehicles which are accounted for as capital leases, with payments ranging from $423 to $636 per month, expiring through 2025. The assets and associated liabilities under capital leases are recorded at the lower of the present value of the future minimum lease payments or the fair value of the assets. Amortization of the assets under capital leases are included in depreciation expense.

The following is a summary of amounts included in property and equipment for property held under capital lease at December 31:

	2021
Fixed assets	$ 549,511
Less accumulated depreciation	(312,115)
	$ 237,396

Minimum future lease payments under capital leases as of December 31, 2021, for each of the next five years and in the aggregate are:

Year ending December 31,	
2022	$ 71,011
2023	41,474
2024	33,873
2025	12,708
Total minimum lease payments	159,066
Less amount representing interest	(4,043)
Present value of minimum lease payments	155,023
Less current portion	(68,605)
Long-term portion	$ 86,418

See Note 11.

NOTE 10.--OPERATING LEASES 2021

The Company leases various facilities under non-cancelable operating lease agreements with monthly payments ranging from approximately $1,099 to $8,701 per month expiring on various dates through February 2023. The Company also leases office equipment under non-cancelable operating lease agreements with monthly payments ranging from $145 to $1,236 per month expiring on various dates through March 2026. Rent expense, relating to leases containing predetermined fixed minimum rent escalations, is calculated on the straight-line basis with predetermined escalations and rent holidays. The difference between the cash payments made and the expense recognized is reflected as a deferred rent liability in the accompanying consolidated balance sheets. Deferred rent was $5,020 as of December 31, 2021. Total rent expense, including deferred rent was $221,071 for the year ended December 31, 2021. See also Note 11.

NOTE 10.--OPERATING LEASES 2021 (Continued)

Future minimum lease payments under all non-cancellable operating leases are as follows:

Year ending December 31,	
2022	$ 115,630
2023	19,660
2024	14,832
2025	14,832
2026	2,472
Thereafter	-
	$ 167,426

NOTE 11.--LEASES 2022

The Company has operating and finance leases for use of facilities, office equipment, and vehicles. The leases have remaining lease terms of 0.25 to 6 years, and some of which may include options to extend the leases for up to 5 years. There are no options to terminate the leases early. Calculation of the right-of-use asset and lease liability exclude options to renew as the Company is not reasonably likely to exercise them.

The components of lease expense were as follows for the year ended December 31:

	2022
Lease expense	
Finance lease expense	
Amortization of ROU assets	$ 164,795
Interest on lease liabilities	6,453
Operating lease expense	162,660
Short-term lease expense	66,619
Variable lease expense	47,647
Total	$ 448,174

Other Information	
Weighted-average remaining lease term in years for finance leases	3.37
Weighted-average remaining lease term in years for operating leases	4.75
Weighted-average discount rate for finance leases	3.87%
Weighted-average discount rate for operating leases	2.98%

NOTE 11.--LEASES 2022 (Continued)

Future minimum lease payments under non-cancellable leases as of December 31, 2022 are as follows:

Year ending December 31,

	Finance	Operating
2023	$ 133,323	$ 138,598
2024	128,051	139,078
2025	105,584	126,712
2026	62,195	110,063
2027	-	100,929
Thereafter	-	29,901
Total undiscounted cash flows	429,153	645,281
Less: present value discount	(27,281)	(44,480)
Total lease liabilities	$ 401,872	$ 600,801

NOTE 12.--INCOME TAXES

Deferred income taxes are provided based on the estimated future tax effects of differences between financial statement carrying amounts and the tax bases of existing assets and liabilities.

The net deferred income tax liability at December 31, 2022 and 2021 consisted of the following:

	2022	2021
Deferred tax asset	$ 583,200	$ 302,400
Deferred tax liability	(125,000)	(169,100)
Net assets before valuation allowance	458,200	133,300
Valuation allowance	(308,600)	(202,900)
Net deferred tax asset (liability)	$ 149,600	$ (69,600)

Deferred income taxes reflect the net impact of differences between the amounts of assets and liabilities for financial reporting purposes and such amounts as measured by federal income tax regulations. The temporary differences which give rise to the gross deferred tax asset consist primarily of the net operating losses and R&D credits available for future use. The temporary differences which give rise to the gross deferred tax liability are primarily related to software development costs, reserves, and depreciation of fixed assets.

NOTE 12.--INCOME TAXES (Continued)

Deferred tax assets are reduced by valuation allowances if, based on the consideration for all available evidence, it is more likely than not that some portion of the deferred tax asset will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences are deductible. The Company considers the schedule reversal of deferred tax liabilities (including the effect of available carryback and carryforward periods), as well as projected pre-tax book income in making this assessment. To fully utilize the net operating losses and tax credits carryforwards the company will need to generate sufficient taxable income.

FCP and Absco file separate tax returns. The Company's effective income tax rates for 2022 differs from the amount computed by applying the federal statutory income tax rate primarily due to the full valuation allowance on the net deferred tax assets for FCP and the capitalization of R&D expenditures related to the R&D credit for tax calculations. The deferred tax asset valuation allowance increased by $105,700 and $62,800 for the years ended December 31, 2022 and 2021, respectively. The Company fully utilized the available R&D credit carryforwards and current year credit to offset regular tax liabilities.

As of December 31, 2022, FCP had a U.S. federal net operating loss ("NOL") carryforward of approximately $1,462,000, which is available to reduce future taxable income. Approximately $62,000 of NOL will expire from 2034 through 2037 and approximately $1,400,000 of NOL will be carried forward indefinitely.

NOTE 13.--EMPLOYEE BENEFIT PLAN

The Company has a Savings Incentive Match Plan for Employees of Small Employers Individual Retirement Plan (SIMPLE IRA) which allows for contributions by the Company and voluntary contributions by eligible employees. Employees are eligible if they had compensation of more than $5,000. The Company matches a participant's elective deferral not to exceed 3% of such participant's compensation. The Company made contributions to the plan of $84,300 and $93,731 for the years ended December 31, 2022 and 2021, respectively.

NOTE 14.--CONCENTRATIONS AND RISKS AND UNCERTAINTIES

The Company maintains cash balances in certain financial institutions that may, at times, exceed limits insured by the FDIC. The Company does not believe that it is exposed to significant credit risk on cash and cash equivalents as deposits are maintained in high quality financial institutions and the Company has not experienced any losses in such accounts.

From time to time, the Company may have asserted and unasserted claims arising in the normal course of business. The Company does not expect losses, if any, arising from these asserted and unasserted claims to have a material effect on the consolidated financial statements.

At December 31, 2022, 10% of contracts receivable was from one customer. There was no customer concentration for 2021.

At December 31, 2022 and 2021, approximately 69% and 60% of the Company's inventory purchases were from one supplier, respectively. There are other sources of supply readily available should the Company have difficulty with the current main supplier.

NOTE 15.--PPP LOAN

During February 2021, the Company obtained a second Paycheck Protection Program (PPP) loan with Union Bank for $813,857. The PPP is a Small Business Administration (SBA) loan designed to provide a direct incentive for small businesses to keep their workers on the payroll during the COVID-19 pandemic. The original note bore an interest rate of 1%.

Under the requirements of the CARES Act, as amended by the PPP Flexibility Act and Consolidated Appropriations Act, 2021, proceeds may only be used for the Company's eligible payroll costs (with salary capped at $100,000 on an annualized basis for each employee), or other eligible costs related to rent, mortgage interest utilities, covered operations expenditures, covered property damage, covered supplier costs, and covered worker protection expenditures, in each case paid during the 24- week period following disbursement. The PPP Loan may be fully forgiven if (i) proceeds are used to pay eligible payroll costs or other eligible costs and (ii) full-time employee headcount and salaries are either maintained during the 24-week period following disbursement or restored by December 31, 2020. If not maintained or restored, any forgiveness of the PPP Loan would be reduced in accordance with the regulations that were issued by the SBA. The Company applied for and received full forgiveness of the second loan in December 2021 and recognized income from forgiveness of the PPP loan amount of $813,857 in the accompanying consolidated statement of income for the year ended December 31, 2021.

NOTE 16.--VIE AND NON-CONTROLLING INTEREST

FCP is owned 16.7% and 14.8% by Absco and 71.6% and 75.9% is under common ownership with Absco at December 31, 2022 and 2021, respectively. FCP is developing a cloud-based enterprise software designed to manage specialty trade contracting businesses. Ownership interest entitles it to a majority of the profits and distributable cash, if any, generated by FCP. The operations of FCP are intended to provide certain benefits to the Company, including developing an ERP system that is used by the Company, Absco is currently FCP's primary customer.

Certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have the sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties are considered variable interest entities. The Company has power over significant activities of FCP including financing its operations. Additionally, the Company also pays expenses and provides administrative and management functions on behalf of FCP. Thus, the Company is the primary beneficiary, FCP qualifies as a variable interest entity, and FCP is consolidated in these consolidated financial statements.

FCP recorded a loss of $327,968 and $177,960 for the years ended December 31, 2022 and 2021. Absco's share was $50,960 and $5,339 for the years ended December 31, 2022 and 2021. The non-controlling interest recorded as an addition (reduction) of net income available to common stockholders in the consolidated statements of income represents FCP's distributive share.

NOTE 16.--VIE AND NON-CONTROLLING INTEREST (Continued)

The following table summarizes the balance sheets of FCP:

	2022	2021
Assets:		
Current assets	$ 105,943	$ 177,996
Long term assets	383,358	136,812
Total Assets	$ 489,301	$ 314,808
Liabilities and Stockholders' Equity:		
Current liabilities	$ 154	$ 77,993
Long term liabilities	80,300	-
Stockholders' equity	408,847	236,815
Total Liabilities and Stockholders' Equity	$ 489,301	$ 314,808

As of December 31, 2022, liabilities consist of accrued sales taxes. As of December 31, 2021, liabilities are primarily made up of accounts payable with a balance of $52,770 due to the majority stockholder, see Note 7 for additional information. Additionally, at December 31, 2020, FCP had a loan payable to Absco for $390,187. This note payable and accrued interest was eliminated in the consolidated financial statements. The note payable to Absco was converted to equity in FCP on December 29, 2021, see below.

On December 16, 2021, FCP redeemed 406,958 shares of common stock from a stockholder for a total redemption price of $114,000.

On December 29, 2021, FCP sold 41,328 shares of common stock to a stockholder for a total purchase price of $153,198 comprised of forgiveness of debt of $100,427 and cash owed of $52,770. See also Note 7.

On December 29, 2021, FCP sold 365,630 shares of common stock to Absco for a total purchase price of $888,481. The sale was financed with the forgiveness of debt of $736,508 and cash of $151,973.

On April 15, 2022, FCP sold 125,000 shares of common stock to three stockholders for a total purchase price of $250,000.

On July 15, 2022, FCP sold 25,000 shares of common stock to a stockholder for a total purchase price of $50,000.

On July 15, 2022, FCP sold 100,000 shares of common stock to Absco for a total purchase price of $200,000.

Subsequent to year end, FCP sold an additional 100,000 shares of common stock to a stockholder for a total purchase price of $200,000. See Note 18.

NOTE 17.--<u>GOVERNMENT ASSISTANCE</u>

Pursuant to the provisions of the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") signed into law on March 27, 2020 and the subsequent extension of the CARES Act, the Company applied for a refundable employee retention credit subject to certain criteria for various quarters of the 2020 and 2021 Form 941 Employer Quarterly Federal Tax Returns.

An employer was eligible for the ERC if it: 1) Sustained a full or partial suspension of operations limiting commerce, travel or group meetings due to COVID-19 and orders from an appropriate governmental authority or 2) Experienced a significant decline in gross receipts during 2020 or a decline in gross receipts during the first three quarters of 2021 or 3) Qualified in the third or fourth quarters of 2021 as a recovery startup business. The Company determined it qualified for the ERC credit based on one of these factors.

The Company elected to recognize the Employee Retention Credit ("ERC") by analogy under FASB ASC 958-605 as there is no guidance that specifically addresses the accounting by business entities for government assistance. The Company determined that it has substantially met the barriers established to qualify for the ERC.

The ERC credit receivable was $661,008 and $806,387 as of December 31, 2022 and 2021, respectively. Income of $0 and $996,757 was recognized in other income (expenses) on the consolidated statements of income for the years ended December 31, 2022 and 2021, respectively. The Company had filed for refunds of the employee retention credits, and subsequent to December 31, 2022, and as of the date of the financial statements has received all of the refunds. The Company is no longer eligible to receive refundable employee retention credits related to periods prior to December 31, 2022.

The IRS issued regulations to authorize the assessment and collection of erroneous refunds of the credits paid under the CARES Act. The IRS also extended the statute of limitations for audit from 3 years to now 5 years.

NOTE 18.--<u>SUBSEQUENT EVENTS</u>

Subsequent to year-end, the Company received the full ERC refund. See also Note 17.

Effective March 20, 2023, the Company entered into a triple net lease agreement for a facility in Wilsonville Oregon to commence upon completion of tenant improvements estimated at June 1, 2023 for a term of 61 months. Monthly payments start at $5,671 per month with 4% annual escalations beginning in month 13. The Company has the option to renew the lease for one additional 5-year term.

Subsequent to year-end, the Company entered into three vehicle leases with Enterprise. Each lease is for 48 months and monthly includes payments ranging from $839 to $1,182.

Effective May 10, 2023, FCP sold 100,000 shares of common stock to a stockholder for a total purchase price of $200,000.

The Company has evaluated subsequent events through June 1, 2023 the date which the consolidated financial statements were available to be issued.